Exhibit (d)(18)

AMENDMENT NO. 1 TO SUB-ADVISORY AGREEMENT

GE INVESTMENTS FUNDS, INC.

REAL ESTATE SECURITIES FUND

This Amendment No. 1 dated as of October 1, 2010 (“Amendment”) amends that certain Sub-Advisory Agreement dated April 1, 2010 (the “Agreement”) by and among GE ASSET MANAGEMENT INCORPORATED (“GEAM”), GE INVESTMENTS FUNDS, INC. (the “Company”) on behalf of the Real Estate Securities Fund (the “Fund”) and URDANG SECURITIES MANAGEMENT, INC. (the “Sub-Adviser”).

W I T N E S S E T H:

WHEREAS, GEAM, the Company and the Sub-Adviser desire to amend the Sub-Advisory Agreement to reflect a change in Section 5 of the Sub-Advisory Agreement relating to the compensation received by the Sub-Adviser for its services; and

WHEREAS, capitalized terms used in this Amendment not defined herein shall have the respective meanings given to them in the Sub-Advisory Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1. Section 5 is deleted in its entirety and replaced with the following:

5.	Compensation.

For the services rendered, the facilities furnished and the expenses assumed by the Sub-Adviser, GEAM shall pay the Sub-Adviser no later than the ninetieth (90th) day following the end of each calendar quarter a fee based on the average daily net assets of the Fund, and the breakpoints and annual fee rate based on the net assets attributable to the Aggregate Allocated Assets (as defined in Schedule A attached hereto) of the real-estate securities investment strategy managed by GEAM and sub-advised by the Sub-Adviser, as provided in Schedule A to this Amendment.

2. The Agreement, except as expressly amended hereby, shall continue in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized signatories as of the day and year first above written.

GE INVESTMENTS FUNDS, INC., on behalf of the REAL ESTATE SECURITES FUND

By:	/s/ Michael J. Cosgrove
Name: Michael J. Cosgrove
Title: Chairman of the Board and President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Joon Won Choe
Name: Joon Won Choe
Title: Senior Vice President

URDANG SECURITIES MANAGEMENT, INC.

By:	/s/ Todd Braddell
Name: Todd Braddell
Title: President

SCHEDULE A

Fees Paid to the Sub-Adviser

The Sub-Adviser’s fee shall be accrued daily at 1/365th of the applicable annual rate set forth below.

REDACTED

The foregoing breakpoints and the annual fee rate to be paid by GEAM to the Sub-Adviser with respect to the Fund shall be based on the net assets attributable to the aggregate of the Fund’s assets and the assets of other mutual funds and accounts advised by GEAM and allocated to the Sub-Adviser to be managed in real estate securities investment strategy similar to the Fund (the “Aggregate Allocated Assets”).

For the purpose of accruing compensation, the net assets of the Fund shall be determined in the manner and on the dates set forth in the current prospectus of the Company, and, on dates on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined.

In the event of termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within ninety (90) days of the date of termination.